

February 16, 2018

Via E-mail
Guenter Butschek
CEO & Managing Director
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

> **Re: Tata Motors Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed July 28, 2017**
> **File No. 1-32294**

Dear Mr. Butschek:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. In your letter to us dated March 30, 2015, you described your business with Sudan. Your website states that you sell vehicles into Sudan, where CTC Automotive is your sole distributor. As you know, Sudan is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 20-F. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an

investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance